Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
PR Complete Holdings Inc.

We consent to the inclusion in this Registration Statement on Form S-1 filed with the SEC on November 6, 2008 (the “Registration Statement”), of our report dated November 3, 2008, relating to the balance sheets of PR Complete Holdings Inc. as of December 31, 2007 and 2006, and the related statement of operations, stockholders’ equity, and cash flows for the year ended December 31, 2007, the period from September 13, 2006 (inception) through December 31, 2006, appearing in the Prospectus, which is a part of such Registration Statement.  We also consent to the reference to our firm under the caption “Experts” in such Registration Statement.

/s/ Li & Company, PC
Li & Company, PC

Skillman, New Jersey
November 6, 2008